Exhibit 1.01
Integrys Energy Group, Inc.
Conflict Minerals Report
for the Year Ended December 31, 2013
This conflict minerals report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Securities and Exchange Commission (“SEC”) adopted the Rule to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain so-called conflict minerals that are necessary to the functionality or production of their products. “Conflict minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”). The reporting requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not the conflict minerals fund armed conflict in the Democratic Republic of the Congo (the “DRC”) or an adjoining country (the “Covered Countries”).
1.Company Overview
This report has been prepared by management of Integrys Energy Group, Inc. (“Integrys,” the “Company,” “we,” “us,” or “our”). The information in this report includes the activities of all majority-owned subsidiaries and variable interest entities that are required to be consolidated. It does not include the activities of variable interest entities that are not required to be consolidated.
We are a diversified energy holding company with five reportable segments: (1) regulated natural gas utility; (2) regulated electric utility; (3) Integrys energy services (diversified nonregulated retail energy supply and services); (4) electric transmission investment and (5) holding company and other segment.
Less than one tenth of one percent (0.1%) of our revenues and net income is derived from sales of products that we manufacture or contract for manufacture that contain 3TG. These products are sold by our Integrys Transportation Fuel, LLC subsidiary (“ITF”) and include the following:

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Compressor packages. ITF manufactures high-pressure compressor packages for use in compressed natural gas (“CNG”) fueling applications, including certain components included in the packages. These packages typically consist of a fabricated steel skid, an environmental enclosure, a compressor frame, motors, an assembly of process piping and steel tubing, conduit, wiring, electrical control gear and switchgear, a gas cooler, and other auxiliary components.

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Gas Transports. ITF manufactures a gas transport referred to as a GTM, or gas transport module. The GTM is used to transport CNG from fueling sources (CNG fueling stations) to locations where fuel is required but no permanent source of CNG exists. The GTM consists of an array of U.S. Department of Transportation-approved gas storage vessels packaged in a standard 20-foot shipping container, a trailer, an assembly of process gas tubing, CNG fueling hoses, and assorted process gas devices such as valves and pressure gauges.

-	Spare/Replacement Parts. ITF maintains a large inventory of spare parts for use in CNG fueling applications and re-sells these on occasion to customers.
Supply Chain
We rely on our direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us – including sources of 3TG that are supplied to them from lower tier suppliers.
Integrys utilizes a centralized supply chain operation supporting six utilities in four states and two non-regulated companies with operations throughout the U.S. The Integrys Supply Chain organization handles over 60,000 transactions per month and works with over 13,000 suppliers to support our field crews that are maintaining approximately 23,000 miles of gas pipeline and 25,000 miles of electric distribution line and over 450 gas and electric control stations that service about two million residents and business customers. In addition, the Integrys Supply Chain department provides goods and services to support our non-regulated businesses. Annually, this team sources approximately $800 million of goods and services and manages over $60 million of inventory held in 70 locations throughout the Midwest United States.
It is not practicable or sensible to conduct a survey of all our suppliers. We believed a reasonable approach would be to conduct a focused survey of ITF suppliers who source products that reasonably could be expected to contain 3TG. We believe this risk-based approach is consistent with how many manufacturers are approaching the Rule and within the framework developed by The Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and the related Supplements for gold and for tin, tantalum and tungsten. Based on this approach, we surveyed direct suppliers to ITF representing in excess of 71% of our 2013 expenditures for direct materials and components.
Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify actors upstream from our direct suppliers. Accordingly we participate in a number of industry-wide initiatives as described in section 2 below.

2.    Conflict Minerals Compliance Process
2.1    Design of Reasonable Country of Origin Inquiry and Due Diligence
Our reasonable inquiry into the source countries of 3TG found in our products (“Reasonable Country of Origin Inquiry”) was designed to provide a reasonable basis for us to determine whether we source 3TG from the Covered Countries. We have designed due diligence measures to conform in all material respects with the OECD Guidance.
2.2    Management Systems
Internal Team and Training
The Company has established a dedicated team relating to conflict minerals. Our team is overseen jointly by the Director of our Supply Chain Services, the Vice President of Manufacturing of Integrys Transportation Fuels, LLC and a member of the Legal Services team along with subject matter experts from relevant functions such as compliance, and supply chain. The team of subject matter experts is responsible for implementing our conflict minerals compliance strategy and is led by the Director of Supply Chain Services, who acts as the conflict minerals program manager. Senior management is briefed about the results of our due diligence efforts on a regular basis.
We have attended training programs to educate individuals within the Company, including members of our supply chain group and members of ITF, that are a potential contact point for suppliers or other external parties regarding the Company’s conflict minerals compliance efforts. We intend to continue to attend seminars on the topic to make sure we are continuously aligned with current regulations and to keep suppliers informed of any updates to our initiatives and the tools we use.
Control Systems
As we do not typically have a direct relationship with 3TG smelters and refiners, we are engaged and actively cooperate with other manufacturers and follow industry initiatives related to conflict minerals. Our controls include our Code of Conduct, which outlines expected behaviors for all our employees and which guides our relationship with our suppliers. We also follow industry wide initiatives on gathering information from our direct supplies in an effort to ultimately identify smelters and refiners associated with products ITF sources.
Grievance Mechanism
We have longstanding grievance mechanisms whereby employees and suppliers can report violations of the Company’s policies and other inappropriate behaviors.
Records Maintenance
We have retained all relevant documentation from our Reasonable Country of Origin Inquiry and internal due diligence.

2.3    Identify and Assess Risk in Our Supply Chain
Because of the nature of the products we assemble or contract to assemble it is difficult for us to identify actors upstream from our direct suppliers as many of the component parts of those products would be considered commercial off the shelf. Accordingly we participate in industry-wide initiatives as described above, but ultimately are forced to rely on our suppliers to provide information on actors upstream from them. In most cases, our suppliers are themselves, several steps removed from the smelters and refiners of the 3TG contained in the component parts.
We rely on suppliers whose materials or components contain 3TG to provide us with information about the source of 3TG contained in those materials or components. Our direct ITF suppliers similarly rely upon information provided by their suppliers. Many of the largest suppliers either are SEC registrants and subject to the Rule or are suppliers to other SEC registrants that are subject to the Rule.
2.4    Design and Implement a Strategy to Respond to Risks
In response to our conflict minerals risk assessment, the Company has an approved risk management plan through which the conflict minerals program is implemented, managed and monitored. Updates to this risk assessment are provided regularly to senior management.
As described above, we participate in industry-wide initiatives to disclose upstream actors in the supply chain.
As part of our risk management plan, to ensure suppliers understand our expectations, we have contacted each supplier that we surveyed by phone, email or other writing, and made our employees available to answer suppliers’ questions. We provided each supplier that we surveyed our contact information to answer any supplier questions, should suppliers have questions.
We answered all questions that suppliers requiring further clarification presented to us. We then provided each supplier a copy of the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the CFSI Reporting Template (the “Template”) to complete for purposes of conflict minerals tracking. Furthermore, we reviewed responses to the Template with specific suppliers where we needed clarification.
2.5    Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain
We do not typically have a direct relationship with 3TG smelters and refiners and do not perform or direct audits of these entities within our supply chain.
2.6    Report on Supply Chain Due Diligence
This conflict minerals report is being filed with the SEC as an exhibit to our specialized disclosure report on Form SD and is available on our website at http://ir.integrysgroup.com/docs.aspx?iid=4057067.

3.    Results of Reasonable Country of Origin Inquiry and Due Diligence
Supplier Surveys
We conducted a survey of those direct suppliers described above using the Template. The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a direct supplier’s conflict minerals policy, engagement with its direct suppliers, and a listing of the smelters the direct supplier and its suppliers use. In addition, the Template contains questions about the origin of conflict minerals included in the direct supplier’s products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool are available on EICC’s website. Many companies are using the Template in their compliance processes related to conflict minerals.
Survey Responses and Follow-up Engagement
During our Reasonable Country of Origin Inquiry and related due diligence efforts, we received responses from approximately 79% of the suppliers surveyed. We made at least two follow-up inquiries to each suppler who did not respond to our initial survey, by phone or email. We reviewed the responses to determine which required further engagement with our suppliers.
The large majority of the responses received provided data at the supplier company level or a division/segment level relative to the supplier, rather than at a level directly relating to a part number that the supplier supplies to us, or were otherwise unable to specify the smelters or refiners used for components supplied to us. We were therefore unable to determine whether any of the 3TG that these suppliers reported was contained in components or parts that the suppliers supplied to us or to validate that any of these smelters or refiners are actually in our supply chain.
As a result, we have elected not to present smelter and refiner names in this report. The Company does support the refinement and expansion of the list of participating smelters through our monitoring of the CFSI program.
Efforts to Determine Mine or Location of Origin
Through our continued participation in training programs, including programs advising on OECD implementation, and requesting our suppliers to complete the Template, we have determined that seeking information about 3TG smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TG in our supply chain.
4.    Process Improvements
We intend to take the following steps to improve our conflict minerals program:

a.	Continue to expand the number of ITF suppliers requested to supply information.

b.	Engage with suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses.

c.
Engage any of our suppliers found to be supplying us with 3TG from sources in the DRC or any adjoining country that they cannot demonstrate are “DRC conflict free” to establish an alternative source of 3TG that they can demonstrate are “DRC conflict free.”

d.	Work with trade associations, consultants or other groups to define and improve best practices and build leverage over the supply chain in accordance with the OECD Guidance.

e.	Consider the adoption of a conflict minerals policy for our entire Company or ITF.

f.	Continue to consider modifications to our ITF customer contracts, purchase orders and supplier Code of Conduct to address conflict minerals.